

May 24, 2023

Julie Eastland
President and Chief Executive Officer
Harpoon Therapeutics, Inc.
131 Oyster Point Blvd, Suite 300
South San Francisco, CA 94080

>   **Re: Harpoon Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 19, 2023**
>   **File No. 333-272064**

Dear Julie Eastland:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arzhang Navai at 202-551-4676 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Marina Remennik